Uranium Mining in Namibia

Manitoba, Canada, March 4, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake" or the "Company") is pleased to provide a brief overview of uranium mining in Namibia.

Uranium Mining in Namibia

Uranium was first discovered in the Namib Desert in 1928, however it was not until Rio Tinto acquired exploration rights in the 1960's that a number of low-grade ore bodies were discovered along the north side of the Khan valley.  The Rossing Mine was opened in 1976 and following a global increase in the demand for uranium for nuclear energy production during the 1960's and 1970's, additional uranium deposit were identified in the Namib Desert.  As uranium prices slowly declined during the subsequent decades, no new uranium mines were opened.

In the new millennium, uranium prices began to increase and as they reached all-time highs, the Langer Heinrich Mine started production in 2006.  The Geological Survey of Namibia conducted a high-resolution airborne survey, and exploration expanded in the Erongo Region, resulting in the discovery of the Husab ore body in 2008, a world-class uranium deposit.  The Husab Mine began commercial production in 2016.1

Namibia is a premier operational uranium jurisdiction with a 45-year history of safe uranium production and export.  It possesses excellent utilities, transport and export infrastructure as well as established support for uranium mining from both the Namibian Government and local communities.  Namibia enjoys a combination of political stability, security, a strong rule of law and an assertive development agenda.  In 2023, mining contributed approximately 12% of Namibia's GDP and employs approximately 16,000 people.2

Namibia is ranked as the 6th highest African mining jurisdiction for mining investment according to the Fraser Institute's 2022 annual survey3, and was the world's third-largest producer of uranium, accounting for 11% of global production, in 20224.  The Husab Uranium Mine and the Rossing Mine are currently the only operating uranium mines in Namibia, with 5 major uranium mines currently in development.

Two mining licenses have recently been granted for uranium projects:  the first to Bannerman Energy (ASX:BMN) for its Etango project on December 15, 2023, and the second to Deep Yellow Ltd. (ASX:DYL) for the Tumas project on December 18, 2023.

1 Uranium Mining in Namibia | Namibian Uranium Association

2 Mining Industry has potential to drive Namibia's economic fortunes | Namibia Economist

3 Fraser Institute Annual Survey of Mining Companies 2022

4 World Uranium Mining - World Nuclear Association (world-nuclear.org)

The Engo Valley

The Engo Valley, situated on the Skeleton Coast in northwest Namibia, is a large, under-explored area with the potential for economic deposits of uranium.  The last exploration work conducted in the Engo Valley was by Gencor in the 1970's and their work confirmed the existence of uranium mineralization in the Engo Valley.

Snow Lake and the Engo Valley

Snow Lake is acquiring an effective 85% interest in EPL-5887, which covers an area of 69,530 hectares in the Engo Valley, and which also covers the areas of historic exploration work conducted by Gencor.  Snow Lake is currently in the process of designing a comprehensive exploration and development program to test the potential of the Engo Valley for economic deposits of uranium mineralization.

About Snow Lake Resources Ltd.

Snow Lake is a Canadian clean energy development company listed on Nasdaq: LTIM with a portfolio of clean energy mineral projects comprised of two hard rock lithium projects and one uranium project.  The Snow Lake Lithium™ Project is a development project located in the Snow Lake region of Northern Manitoba, the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake is focused on advancing all of its projects through the various phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy transition.  Learn more at www.snowlakelihtium.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information

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